UNITED STATES
SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):


[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-QSB    [           ] Form 10-D    [           ] Form N-SAR
[           ] Form N-CSR
For Period Ended: June 30, 2007
[           ]
Transition Report on Form 10-K
[           ]
Transition Report on Form 20-F
[           ]
Transition Report on Form 11-K
[           ]
Transition Report on Form 10-Q
[           ]
Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
LEXIT TECHNOLOGY,
INC.
Full Name of Registrant
Not Applicable
Former Name if Applicable
P.O. Box 152112
Address of Principal Executive Office (Street and
Number)
San Diego, CA 92195
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) x

(a)
The reason described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense




(b
)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form
11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form
10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and




(c)
The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if
applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F,
11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition
report or portion thereof, could not be filed within the
prescribed time period.
The Registrant is unable to file its Quarterly Report on
Form 10-QSB for the period ended June 30, 2007 within
the prescribed time period without unreasonable effort
and expense due to the unavailability of certain
information that may materially affect the disclosure to be
contained in the Report.
PART IV - OTHER INFORMATION
(1)
Name and telephone number of person to contact in regard to this notification


Walter Reed
(619)
818-8116

(Name)
(Area Code)
(Telephone
Number)

(2)
Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940
during the preceding 12 months or for such shorter
period that the registrant was required to file such
report(s) been filed? If answer is no, identify report(s).
[ x ] Yes [           ] No


(3)
Is it anticipated that any significant change in results of
operations from the corresponding period for the last
fiscal year will be reflected by the earnings statements
to be included in the subject report or portion thereof?
[           ] Yes [ x ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


LEXIT TECHNOLOGY, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by
the undersigned hereunto duly authorized.
Date: August 14, 2007
By:
/s/Walter Reed


WALTER REED

Title:
President